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FOUNDED 1866

April 28, 2016

VIA EDGAR CORRESPONDENCE

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:                             Rouse Properties, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on March 29, 2016

File No. 1-35287

Schedule 13E-3

Filed on March 29, 2016

File No. 5-86578

Dear Mr. Hindin,

On behalf of Rouse Properties, Inc. (the “Company”) and, with respect to the above-referenced Schedule 13E-3, the other filing persons, set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 22, 2016, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Schedule 13E-3.

For your convenience, enclosed is a copy of the revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”), which has been marked to show changes against the initial filing, that is being filed with the Commission today.

For your convenience, we have restated your comments below in italics, followed in each case by our responses.  Capitalized terms used but not defined herein have the meanings specified in the Revised Preliminary Proxy Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Preliminary Proxy Statement

Reasons for the Merger…, page 33

1.              Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Transactions are fair to unaffiliated security holders.  See Item 1014(a) of Regulation M-A.  Also refer to Question No. 19 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Response:                We have complied with the foregoing comment.  Specifically, we have revised the disclosure on page 33 in the Revised Preliminary Proxy Statement to reflect that the Board  and the Special Committee reasonably believes that the Merger Agreement, the Exchange Agreement and the Transactions, including the Merger, are fair to the Company’s Unaffiliated Stockholders.

2.              The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant.  We note, for example, that the factors considered by the Board do not appear to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.  In particular, the disclosure on page 39 cross references disclosure on page 108, but the disclosure on page 108 only includes disclosure responsive to Item 1002(f) of Regulation M-A for the past 2 years with respect to the Company purchases, as opposed to purchases by all filing persons.  Please advise or revise.

Response:                We have complied with the foregoing comment.  Specifically, we have revised the disclosure on page 39 of the Revised Preliminary Proxy Statement to reflect that none of the Parent Parties or the Brookfield Filing Persons purchased any shares of Common Stock in the last two years.  Further, as already disclosed on page 39, the Special Committee did not view the prices paid by the Company for the open market repurchases of shares of Common Stock in 2015 as relevant to its determination of the fairness of the Transactions.

3.              Similarly, the preceding comment applies to the fairness determination of the Parent Parties and the Brookfield Filing Persons with respect to clauses (vi) and (viii) of Instruction 2 to Item 1014.

Response:                We have complied with the foregoing comment.  Specifically, we have revised the disclosure on pages 39 and 52 of the Revised Preliminary Proxy Statement to reflect that none of the  Parent Parties or the Brookfield Filings Persons purchased any shares of Common Stock in the last two years, and that none of the Company, any of its affiliates, the Parent Parties or the Brookfield Filing Persons, has received in the last two years any firm offers from an unaffiliated person concerning any merger or consolidation with respect to the Company, any sale or other transfer of all or any substantial part of the Company’s assets or a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Financing for the Transactions, page 56

4.              We note the reference to capital commitments.  With a view towards disclosure, please provide additional detail regarding such commitments, including if applicable, the disclosure called for by Item 1007(b) or Regulation M-A.

Response:                We have complied with the foregoing comment.  Specifically, we have revised the disclosure on page 56 to reflect that any capital commitments to be used by Parent to fund the Transaction and pay related fees and expenses are, and at the time of closing of the Transaction will be, unconditionally available to Parent and, for this reason, Parent does not currently have any alternative financing arrangements in place.

If you have any questions concerning this letter, please call the undersigned at (212) 839-5813.

Very truly yours,

/s/ Andrew P. Erdmann
Andrew P. Erdmann

cc:	Susan Elman (Rouse Properties, Inc.)
Michael Aiello (Weil, Gotshal & Manges LLP)